Exhibit 12
                           STEWART ENTERPRISES, INC.
                               AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (DOLLARS IN THOUSANDS)
                                 (UNAUDITED)


                                                                                                             THREE MONTHS
                                                        YEARS ENDED OCTOBER 31,                                  ENDED
                                        -----------------------------------------------------------------     JANUARY 31,
                                           1995         1996          1997          1998           1999           2000
                                        ---------     ---------     ---------     ---------     ---------     -----------
Earnings from operations
  before income taxes...............    $  41,500(1)  $  82,075     $ 106,477(2)  $  64,964(3)  $ 142,551(4)  $  29,671

Fixed charges:
  Interest charges..................       22,815        26,051        38,031        44,107        55,543        15,207
  Interest portion of lease expense         1,343         1,522         2,181         2,814         2,859           691
                                        ---------     ---------     ---------     ---------     ---------     ---------
Total fixed charges.................       24,158        27,573        40,212        46,921        58,402        15,898




Earnings from operations before
  income taxes and fixed charges,
  less capitalized interest.........    $  65,658(1)  $ 109,648     $ 146,689(2)  $ 111,599(3)  $ 200,118(4)  $  45,265
                                        =========     =========     =========     =========     =========     =========

Ratio of earnings to fixed charges..         2.72(1)       3.98          3.65(2)       2.38(3)       3.43(4)       2.85
                                        =========     =========     =========     =========     =========     =========



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(1) Includes a nonrecurring, noncash charge of $17,252 recorded in connection with the vesting of the Company's performance-based stock options.
(2) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).
(3) Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options.
(4) Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).

---------------------------
During the periods presented the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.